April 05, 2010

Karl Hiller
Jennifer Gallagher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:         China Prosperous Clean Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed, November 12 2009
Response letter dated March 5, 2010
File No. 000-53224

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.           We note your response to our prior comment 1 in which you explained the disclosures required under Riles 4-08(e)(3) and 5-04 of Regulation S-X are not applicable as there are no limitations on your subsidiaries’ abilities to transfer funds to you in the form of loans, advances and cash dividends.  However, in your response letter dated February 3, 2010 you provide proposed risk factor disclosure stating that “approval from appropriate government authorities us required in those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.”  You further state that the foreign exchange control system may prevent you from obtaining sufficient foreign currency to satisfy your currency demands and you may not be able to pay dividends in foreign currencies to our shareholders.  Given this information, we continue to believe the guidance in Rules 4-08(e) (3) and 5-04 of Regulation S-X is applicable to your operations in China.

Response:

Since all our consolidated and non-consolidated subsidiaries, business operations, revenues and assets are located in China, approximately 100% of the total net assets of all our consolidated and non-consolidated subsidiaries are subject to Chinese government’s limitations on the transferability of Renminbi to foreign currencies and remittance of Renminbi out of China. For the year ended December 31, 2008, the registrant was merely a holding company that has not incurred material liabilities and financial obligations that require payment in foreign currencies.

In the year ended December 31, 2008, the net assets of Anyang Top and Anyang Prosperous, two consolidated subsidiaries of our consolidated subsidiary Origin Orbit, constituted approximately 100% of our total net assets. 100% of Anyang Top and Anyang Prosperous’s net assets were restricted assets subject to Chinese government’s limitations on the transferability of Renminbi to foreign currency and remittance of Renminbi out of China. No other consolidated subsidiary’s net assets exceeded 25% of our consolidated net assets.

Since the registrant was merely a holding company in the year ended December 31, 2008 and there was no business operation, no revenue and no material expenses and liabilities incurred by the parent company China Prosperous Clean Energy Corporation, the Rule 5-04 of Regulation S-X was not applicable and the condensed financial statements of parent company were not necessary to be included in the Form 10-K for year ended December 31, 2008.

We will amend the “Item 1A: Risk Factors” of our Form 10-K for year ended December 31, 2008 to disclose the information required by Rules 4-08(e) (3) and 5-04 of Regulation S-X. Our proposed disclosure is as follows:

“Capital outflow policies in the People’s Republic of China may hamper our ability to remit income to the United States and all our net assets are restricted assets subject to PRC’s capital outflow policies.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency outside of the PRC. We receive substantially all of our revenues in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required in those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Since all our consolidated and non-consolidated subsidiaries, business operations, revenues and assets are located in China, approximately 100% of the total net assets of all our consolidated and non-consolidated subsidiaries are subject to Chinese government’s limitations on the transferability of Renminbi to foreign currencies and remittance of Renminbi out of China.

Although we do not import goods into or export goods out of the People’s Republic of China, fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the People’s Republic of China political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets. As of December 31, 2008, the exchange rate between the RMB and the United States dollar was 6.8346 RMB to every one USD.”

Financial Statements

Statements of Changes in Stockholders’ Equity, page 35

2.           We note the proposed revisions you intend to make to your statements of stockholders’ equity in response to our prior comment 2.  However, it does not appear that the line item to record the reverse merger recapitalization includes and adjustment to additional paid in capital for the nest assets (liabilities) acquired (assumed) by the accounting acquirer.  Please provide details of such assets and liabilities, and explain how these amounts were recorded in your financial statements on the date the transaction occurred.

Response:

We will amend the Form 10-K for year ended December 31, 2008 in which we will reflect the adjustment to the additional paid in capital as reverse merger recapitalization in the line that states “Recapitalization in reverse merger.”  The Statement of Shareholders’ Equity will be amended as follows:

Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2008 and 2007

						Accumulated
						other	Total
			Additional			Compre-	Stock-
	Common Stock		Paid in	Statutory	Retained	hensive	Holders’
	Shares	Amount	Capital	Reserve	Earnings	Income	Equity

Balance at December 31, 2006	5,865,000	$59	$(59)	$-	$(292)	$76	$(215)

Net income	-	-	-	-	1,242,327	-	1,242,327

Statutory reserve	-	-	-	120,511	(120,511)	-	-

Other comprehensive income	-	-	-	-	-	38,639	38,563

Balance at December 31, 2007	5,865,000	$59	$(59)	$120,511	$1,121,524	$38,639	$1,280,675

Common stock issued in
Reverse merger	6,135,000	60	(60)	-	-	-	-

Recapitalization in reverse merger	-	-	8,055,381	-	-	-	8,055,381

Net income	-	-	-	-	1,053,818	-	1,053,818

Statutory reserve	-	-	-	105,382	(105,382)	-	-

Other comprehensive income	-	-	-	-	-	372,194	372,194

Balance at December 31, 2008	12,000,000	$120	$8,055,262	$225,893	$2,069,960	$410,833	$10,762,068

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Prosperous Clean Energy Corporation (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 86-372-3166864, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

   /s/ Ben Wang
_________________________
        Ben Wang

Chief Financial Officer

China Prosperous Clean Energy Corporation